UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 PROMULGATED THEREUNDER

INTERCONTINENTAL RESOURCES, INC.
(Exact name of registrant as specified in charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-28481 (Commission File Number)	86-0891931 (IRS Employer Identification No.)
9454 Wilshire Blvd., Suite 301, Beverly Hills, California 90212 (Address of Principal Executive Offices and zip code)

(310) 887-4416
 (Registrant’s telephone number, including area code)

 (Former name or former address, if changed since last report)

(Former Issuer’s Telephone Number)

December 19, 2007

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This Information Statement is being provided for informational purposes only.  No vote or other action of the stockholders of Intercontinental Resources, Inc. is required in connection with this Information Statement.  No proxies are being solicited and you are requested not to send a proxy to Intercontinental Resources, Inc.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 19, 2007 (“Record Date”), of the outstanding shares of common stock, $0.001 par value per share, of Intercontinental Resources, Inc., a Nevada corporation (the “Registrant” or the “Company” or “Intercontinental Resources”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1.  This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company’s board of directors (the “Board”) in connection with a share exchange agreement that we are entering into with China Valve Holdings Limited, a Samoa corporation.  This Information Statement is being provided for information purposes only.  Intercontinental Resources is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by Intercontinental Resources’ stockholders.

CHANGE IN CONTROL TRANSACTION

On December 18, 2007, the Board of the Company approved a Stock Purchase Agreement and Share Exchange (the “Share Exchange Agreement”) by and among China Valve Holdings Limited, a Samoa corporation (“China Valve”), and the holder of 100% of the China Valve issued and outstanding common stock (the “China Valve Stockholder”), on the one hand and the Company and certain of the Company’s stockholders who hold a majority of the Company’s issued and outstanding common stock in the aggregate (the “Company Stockholders”), on the other hand.  On December 18, 2007, pursuant to the terms of the Share Exchange Agreement, the Company acquired the business of China Valve in a reverse takeover transaction.

Under the Share Exchange Agreement, at the closing on December 18, 2007 (the “Closing” and the date thereof, the “Closing Date”), the Company issued 40,000,000 shares of its common stock to the China Valve Stockholder and certain entities designated thereby in exchange for 100% of the issued and outstanding common stock of China Valve (the “Share Exchange Transaction”).  Additionally, China Valve agreed to pay the Company $490,000 (the “Purchase Price”).  After the Closing, the Company had a total of 40,106,500 shares of common stock issued and outstanding, with the China Valve Stockholder and its designated entities owning approximately 99.8% of the total issued and outstanding shares of the Company’s common stock.  In addition, immediately prior to the Closing, all of the Company’s obligations and liabilities that were outstanding immediately prior to the Closing were settled, waived by or paid to the Company’s creditors, except for the Note and Interest Payable which will be settled post-Closing out of a portion of the Purchase Price which was held in escrow, as set forth in the Share Exchange Agreement.

Following the Closing, China Valve is our wholly owned subsidiary.  China Valve is the registered owner of 100% of the equity interests of China Valve Holdings Limited, a Hong Kong Company which, in turn, is a 100% owner of the equity interest in Henan Tonghai Valve Science Technology Co., Ltd, a limited company incorporated under the laws of the People’s Republic of China (“Henan”).  Henan is a 100% equity owner in both Zhengzhou City ZhengDie Valve Co., Ltd. and Henan Kaifeng High Pressure Valve Co., Ltd. (collectively, these companies shall be referred to as the “China Valve Subsidiaries”).  The China Valve Subsidiaries develop, manufacture, market and distribute high-quality metal valve for the electricity, petroleum, chemical, water, gas and metal industries.

In accordance with the Share Exchange Agreement, effective 10 days following the Closing Date, Mr. Fang Si Ping will be appointed as the Chairman of the Board of Directors and Zhu Jun Feng, Tang Ren Rui, Chen Hui Feng, and Fang Bin Jie will be appointed as Directors.  These individuals will hold the seat until the next annual shareholder meeting can be held and until their successors are duly elected and qualified.  Mr. Matthew Markin will resign as a director of the Company ten days following the mailing of this notice to the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.  Upon Mr. Markin’s resignation, Fang Si Ping, Zhu Jun Feng, Tang Ren Rui, Chen Hui Feng, Jia Zhi Yuan and Fang Bin Jie will be appointed as directors of the Company, and will hold the seats until the next annual shareholder meeting can be held and until their successors are duly elected and qualified.  This Schedule 14f-1 will be mailed to the stockholders of record on or about December 19, 2007.  The 10-day Period is expected to conclude on or about December 29, 2007.

Additionally, in accordance with the Share Exchange Agreement, Mr. Markin resigned from all of his officer positions with the Company effective as of 10 days following the Closing Date.  Concurrently with Mr. Markin’s resignation from his officer positions, Mr. Fang Si Ping was appointed as Chief Executive Officer, Tang Ren Rui as Chief Financial Officer, Zhu Jun Feng as Chief Operating Officer and Jia Zhi Yuan as Chief Technology Officer.

VOTING SECURITIES

As of the Record Date, the Company’s voting securities consisted of 106,500 issued and outstanding shares of common stock, $0.001 par value.  Holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by the Company’s stockholders.  The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

BUSINESS OF INTERCONTINENTAL RESOURCES, INC.

Intercontinental Resources is currently a public reporting “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Intercontinental Resources would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

BUSINESS OF CHINA VALVE HOLDINGS LIMITED

China Valve is a corporation incorporated under the laws of Samoa, and, as of the Closing of the Share Exchange Transaction, is the wholly-owned subsidiary of Intercontinental Resources, Inc.  China Valve, through its subsidiaries, develops, manufactures, markets and distributes high-quality metal valve for the electricity, petroleum, chemical, water, gas and metal industries.

China Valve is the owner of 100% of the capital contributions of China Valve Holdings Limited, a company incorporated under the laws of the Hong Kong Special Administration Region and owns 100% of the issued and outstanding capital stock of Henan Tonghai Valve Science Technology Co., Ltd, a limited company incorporated under the laws of the People’s Republic of China (“Henan Tonghai”).  Henan Tonghai owns 100% of the issued and outstanding capital stock of both Zhengzhou City ZhengDie Valve Co, Ltd., a company formed under the laws of the People’s Republic of China, and Henan Kaifeng High Pressure Valve Co., Ltd, a company formed under the laws of the People’s Republic of China (collectively, all companies shall be referred to herein as “China Valve”).  Our operations are headquartered in Kaifeng in the Henan Province of China.  We are a profitable, mid-sized Chinese company that focuses primarily on the development, manufacture and sale of high-quality metal valve for electricity, petroleum, chemical, water, gas and metal industries.

DIRECTORS AND OFFICERS

The following persons are the directors and executive officers of the Company upon the Closing, except for the appointment of Fang Si Ping, Zhu Jun Feng, Tang Ren Rui, Chen Hui Feng, Jia Zhi Yuan and Fang Bin Jie, which shall be effective ten days following the mailing of this notice to the Company’s stockholders, in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

NAME	AGE	POSITION
Fang Si Ping	55	President, Chief Executive Officer and Director
Zhu Jun Feng	43	Chief Operation Officer & Director
Tang Ren Rui	43	Director and Chief Financial Officer
Chen Hui Feng	36	Director
Jia Zhi Yuan	37	Chief Technology Officer
Fang Bin Jie	35	Director
Matthew Markin (1)	42	Director

(1)
Matthew Markin will resign as a director of the Company ten days following the mailing of this notice to the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Business Experience

Fang Si Ping, Chairman of China Valve, Chief Executive Officer and Director
Male, 55, Mr. Fang has over 20 years’ of experience in the valve industry.  In 2001, Mr. Fang established Zheng Zhou City Zhengdie Valves Co. Mr. Fang has been appointed as President and CEO of that company. Mr. Fang has been responsible for making strategic decision, leading the management to carry on operations in all aspects. In 2003, Mr. Fang acquired Stated-owned enterprise, Henan Kaifeng High Pressure Valves Company Limited. Mr. Fang has been appointed as President and CEO of the company. Mr. Fang has been responsible for making strategic decision on major corporate issues and overlooking the comprehensive operations and market expansion

Zhu Jun Feng, Director of China Valve
Male, 43, Mr. Zhu has over 20 years’ experience in management. He has been working with Henan Kaifeng High Pressure Valve Co., LTD since 1990. In 2000, Mr. Zhu was appointed as the general manager and head of marketing department of Kiafeng High Pressure Valve. His major responsibilities include supervising on daily operations in various aspects, directing marketing department on marketing expansion and making decisions on corporate-level issues.

Tang Ren Rui, Chief Financial Officer and Director of China Valve
Male, 43, Between 1994 and 2004, Mr. Tang worked for Zhengzhou City Zhengdie Valve Co., Ltd as the manger for financial department. He had been in charge of the firm’s financing activities and various issues in accounting fields.  From 2004 to the present, Mr. Tang was appointed as financial director of Henan Kaifeng High Pressure Co, LTD.  His major duties include managing accounting and financing activities, supervising financial analysis, capital allocation, internal control and auditing.

Chen Hui Feng, Director of China Valve
Female, 36, From 2004 to the present, Ms. Chen has been appointed as financial Director of Zhengzhou City ZhengDie Valve Co., Ltd. She has been in charge of various fields in accounting and finance. Her major responsibilities include surprising on the preparation on financial statements, capital budgeting, internal control and auditing.

Fang Bin Jie, Director of China Valve
Male, 35, Between September 1995 and January 2005 he was appointed as head of operation and human resource departments of Zhengzhou City Zhengdie Valve Co., Ltd.  His major responsibilities included managing daily operations and human resource related issues.  From January 2005 to the present, Mr. Fang has been appointed as the general manager of Zhengdie Valve Co., Ltd.  His major responsibilities include supervising company operation in various aspects and managing marketing and business development activities.

Jia Zhi Yuan, Chief Technology Officer of China Valve
Male, 37, Between September 2001- January 2006, he was appointed as associate manager of designing division and his major responsibility was supervising the product design.  From January 2006 to the present, he has been appointed as head of the Research & Development department and he is primarily responsible for supervising the R&D activities, technical support and production.

Family Relationships

Mr. Fang Bin Jie is the son of Mr. Fang Si Ping.  Other than otherwise disclosed, there are no other family relationships between any of our directors or executive officers and any other directors or executive officers.

Involvement in Certain Legal Proceedings

None of the Company’s directors, executive officers, promoters or control persons has been involved in any of the following events during the past five years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences; (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (4) being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Director Terms of Office

According to the Company’s Bylaws, directors are appointed for a one-year term to hold office until the next annual general meeting of the stockholders or until removed from office in accordance with the Bylaws.  Directors hold office for their respective term and until their successors are duly elected and qualified, and vacancies in the existing Board are filled by a majority vote of the remaining directors.  Additionally, officers serve at the will of the Board.

Board and Committee Meetings

The Board held no formal meetings during the fiscal year ended December 31, 2006.  All proceedings of the Board were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the board of directors.  Such resolutions consented to in writing by the sole director are, according to the corporate laws of the State of Nevada and our Bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

The Board has determined that each of the current directors does not qualify as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-B, and is not “independent” as the term is used in Item 407(a) of Regulation S-B under the Securities Exchange Act of 1934, as amended.

The Company believes that the members of the Board are capable of analyzing and evaluating the Company’s financial statements and understanding internal controls and procedures for financial reporting. The Company believes that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in Intercontinental Resources’ circumstances and the fact that it has not generated any material revenues to date.  In addition, the Company currently does not have nominating, compensation or audit committees or committees performing similar functions nor a written nominating, compensation or audit committee charter.  The Board does not believe that it is necessary to have such committees because it believes can adequately perform the functions of such committees.

The Company does not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  The Board believes that a specific nominating policy would be premature and of little assistance until Intercontinental Resources’ business operations develop to a more advanced level.  The Company does not currently have any specific or minimum criteria for the election of nominees to the Board, and does not have any specific process or procedure for evaluating such nominees.  The Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to the Chief Executive Officer at the address appearing on the first page of this Information Statement.

LEGAL PROCEEDINGS

The Company was involved in a legal proceeding in Canada against Merrill Lynch whereby Merrill Lynch was alleging damages of $178,000.  Prior to the Closing Date, however, the Company settled the lawsuit for $30,000.

The Company knows of no other material, existing or pending legal proceedings against it, nor is the Company involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of its directors, officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to the Company.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Since the beginning of the last fiscal year ended December 31, 2006, the Company was not a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the Company’s average total assets for the last three fiscal years, and in which, to the Company’s knowledge, any of its directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

As at the date of this Information Statement, the Company does not have any policies in place with respect to whether it will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Registrant’s executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of Intercontinental Resources common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish the Registrant with copies of all Section 16(a) reports they file.  Based on review of the copies of such forms received by the Registrant, and to the best of the Registrant’s knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner for the fiscal year ended December 31, 2006.

CORPORATE GOVERNANCE

The Board has determined that none of the directors qualify as “independent” as the term is used in Item 407(a) of Regulation S-B as promulgated under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth information regarding the compensation earned by Mr. Matthew Markin, our President (Principal Executive Officer) and Treasurer (Principal Accounting Officer) and sole executive officer immediately prior to the Closing, for the fiscal years ended December 31, 2006 and 2005, respectively. No compensation was paid to Mr. Markin other than the compensation set forth below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All other Compensation ($)	Total ($)
Matthew Markin	2006	$683,328	(1)		$(2)	—	—	—	—	—	$683,328
President (Principal Executive Officer) and Treasurer (Principal Accounting Officer)	2005	$279,328	(1)			—	—	—	—	—	$279,328

(1)(2)
Mr. Markin was appointed as our President (Principal Executive Officer), Treasurer (Principal Accounting Officer) and sole executive officer in July, 2003. Effective July 1, 2003, he entered into an employment agreement where he was compensated as follows: $240,000 for the first year, $264,000 for the second year, $290,000 for the third year and $319,000 for the fourth year.  In March 2005, the Company issued 24,867,132 restricted common shares in lieu of the Company’s debt to Mr. Markin for 2003 and 2004 for wages payable of $320,773, advance from shareholder of $47,376 and vacation accrued of $42,922, and 2005 wages payable of $66,000 and vacation accrued of $4,125.

Employment Agreements

The Company has an employment agreement with Mr. Markin that was cancelled and terminated in connection with the Share Exchange Agreement.  All amounts due under his employment agreement were waived and forgiven in exchange for $490,000.

Compensation of Directors

The Company has no formal plan for compensating its directors for their service in their capacity as directors, although such directors may in the future receive stock options to purchase shares of Intercontinental Resources common stock as awarded by the Board.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Beneficial Ownership and Management Prior to the Share Exchange Transaction

The following table sets forth information regarding beneficial ownership of the Company common stock as of December 18, 2007 immediately prior to the closing of the Share Exchange Transaction, with respect to: (1) each person known by the Registrant to beneficially own 5% or more of the outstanding shares of common stock, (2) each of the Company’s current directors, (3) each of the Company’s current executive officers and (4) all current directors and officers as a group.  Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Common Stock Beneficially Owned
Named executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned before the Transaction (3)
Matthew Markin	53,368	50.01%
All directors and executive officers as a group (one person)	53,368	50.01%

5% Shareholders: (1)
Matthew Markin	53,368	50.01%
_______________
(1)	Unless otherwise noted, the address for each of the named beneficial owners and directors and officers is 9454 Wilshire Blvd., Suite 301, Beverly Hills, California 90212.

(2)(3)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on December 18, 2007. As of December 18, 2007, there were 106,500 common shares issued and outstanding.

Security Ownership of Beneficial Ownership and Management after the Share Exchange Transaction

The following table sets forth certain information regarding the Company’s common stock beneficially owned after the Closing of the Share Exchange Transaction, for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding common stock, (ii) each current and incoming executive officers and directors, and (iii) all current and incoming executive officers and directors as a group.

Common Stock Beneficially Owned
Named executive officers and directors: (1)	Number of Shares beneficially owned (2) (3)	Percentage of class beneficially owned after the Transaction (2) (3)
Tang Ren Rui	0	*
Zhu Jun Feng	0	*
Jia Zhi Yuan	0	*
Cheng Hui Feng	0	*

Fang Bin Jie	0	*
Fang Si Ping (4)	24,300,000	60.5%
All directors and executive officers as a group (6 persons)	24,300,200	60.5%

5% Shareholders: (1)
Fang Si Ping (4)	24,300,000	60.5%
______________

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: No.93 West Xinsong Road, Kaifeng City, Henan Province, P.R.C.

(2)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(3)
Pursuant to the terms of the Exchange Agreement dated December 18, 2007, Intercontinental Resources issued 40,000,000 common shares to the China Valve Stockholder and other designated entities equal to approximately 99.8% of the issued and outstanding common shares of Intercontinental Resources as of the Closing Date of the Share Exchange Transaction. Immediately after the Closing of the Share Exchange Transaction, there are approximately 40,106,000 issued and outstanding shares of Intercontinental Resources common stock.  Percentage totals may vary slightly due to rounding.

(4)	Mr. Fang Si Ping’s address is: No.93 West Xinsong Road, Kaifeng City, Henan Province, P.R.C.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL RESOURCES, INC. (Registrant)

By:	/s/ Matthew Markin
Matthew Markin
Chief Executive Officer and Chairman of the Board of Directors

Dated: December 19, 2007